December 23, 2024

Philip Brace
Chief Executive Officer
INSEEGO CORP.
9710 Scranton Road, Suite 200
San Diego, California 92121

        Re: INSEEGO CORP.
            Registration Statement on Form S-1
            Filed December 19, 2024
            File No. 333-283913
Dear Philip Brace:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing